EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

of

THE CERTIFICATE OF INCORPORATION

of

DAIS ANALYTIC CORPORATION

(Pursuant to Section 805 of the Business Corporation Law)

It is hereby certified that:

1. The name of the corporation is Dais Analytic Corporation (hereinafter called the “Corporation”).

2. The Corporation’s Certificate of Incorporation was filed by the Department of State on April 8, 1993, under the name The Dais Corporation (such certificate of incorporation, as amended and restated and in effect thereafter, the “Certificate of Incorporation”).

3. This Certificate of Amendment (1) deletes the existing Section 3.1 of Article FOURTH of the Certificate of Incorporation to increase the number of authorized shares, cancel the designated but unissued Series A-D Preferred Stock and create a new series of Preferred Stock designated as the “Class A Preferred Stock”.

4. To effect the foregoing, Article FOURTH of the Certificate of Incorporation, is amended to read in its entirety as follows:

Section 1. Authorized Capital. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock;” and collectively referred to herein as the “Capital Stock.” The total number of shares of Capital Stock which the Corporation shall have authority to issue shall be 250,000,000 shares, consisting of 240,000,000 shares of Common Stock, having a par value of $0.01 per share, and 10,000,000 shares of Preferred Stock, having a par value of $0.01 per share.

Section 2. Common Stock. Subject to any preferential or other rights granted to any series of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive dividends out of funds of the Corporation legally available therefore, at the rate and at the time or times as may be provided by the Board of Directors and shall be entitled to receive distributions legally payable to stockholders on the liquidation of the Corporation. The holders of the Common Stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors of the Corporation and the right to vote on all other matters, except where a separate class or series of the Corporation’s stockholders vote by class or series.

Section 3. Preferred Stock. Except as otherwise expressly prohibited by the provisions of this certificate of incorporation, shares of Preferred Stock may be issued from time to time in one or more classes or series in any manner permitted by law as determined from time to time by the Board of Directors (any such issuance to require the affirmative vote of a majority of the independent directors) and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine, subject to the provisions hereof, the rights and preferences of the shares of any class or series so established.

Section 3.1 Designated Series of Preferred Stock. Of such 10,000,000 shares of Preferred Stock, 2,000,000 are hereby designated as “Class A Convertible Preferred Stock (the “Class A Preferred Stock”).

(a) Voting Rights. The holders of shares of Class A Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Class A Preferred Stock shall entitle the holder thereof to 150 votes on all matters submitted to a vote of the stockholders of the Corporation

(B) Except as otherwise provided herein, in any other Certificate of Amendment creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Class A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise provided by law, holders of Class A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(b) Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Class A Preferred Stock unless, prior thereto, the holders of shares of Class A Preferred Stock shall have received $1.50 per share (the “Stated Amount”). The Class A Preferred Stock shall rank, with respect to the payment of liquidation, dividends and the distribution of assets, senior to the Corporation’s Common Stock.

(c) Conversion. The Holder of the Class A Preferred Stock may convert all or part of the outstanding and unpaid Stated Amount into fully paid and non-assessable shares of the Corporation’s Common Stock at the Conversion Price. The number of shares receivable upon conversion equals the Stated Amount divided by the Conversion Price. The Conversion Price shall be equal to the 75% of the average closing price for the 30 trading days prior to the election to convert. At no time will the Corporation convert any of the Stated Amount into Common Stock if that would result in the Holder beneficially owning more than 49% of the sum of the voting power of the Company’s outstanding shares of Common Stock plus the voting power of the Class A Preferred Stock.

(d) Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Class A Preferred Stock shall, at the option of the Holder, (1) at the same time be similarly exchanged or changed into an amount of Common Stock at the Conversion Price or (2) payable in cash at the Stated Amount.

(e) No Redemption. The shares of Class A Preferred Stock shall not be redeemable by the Corporation.

5. The Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Class A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class A Preferred Stock, voting together as a single class.

6. This amendment to the Certificate of Incorporation was authorized, pursuant to Section 502 of the New York Business Corporation Law and the Certificate of Incorporation, by a vote of the Board of Directors and the Corporation’s shareholders. The Board of Directors adopted resolutions on December 17, 2014 authorizing the amendment of the Certificate of Incorporation, which was approved by the Corporation’s shareholders on February 27, 2015.

The Certificate of Incorporation provides that the Board of Directors may, by delivering an appropriate Certificate of Amendment to the Department of State of the State of New York, fix the designation and number of shares of one or more series of Preferred Stock, and may establish all relative rights, preferences and limitations pertaining to such series, without the approval of the stockholders of the Corporation.

IN WITNESS WHEREOF, we have subscribed this document on this 5th day of March, 2015 and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

By:	/s/ Timothy N. Tangredi
Timothy N. Tangredi
President and Chief Executive Officer

By:	/s/ Peter DiChiara
Peter DiChiara
Secretary